INVESTOR PRESENTATION March 2014 Exhibit 99.1

DISCLAIMER
This Management Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company's officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe
Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
• statements about the company's future performance;
• projections of the company's results of operations or financial condition;
• statements regarding the company's plans with respect to the introduction of new products, product lines and businesses;
• statements regarding the company's plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
• expectations concerning the costs associated with the suspension, closure, opening or expansion of operations at any of the company's plants and future plans with respect to any such plants;
• expectations regarding the extension or renewal of the company's credit facilities including changes to terms, covenants or ratios;
• expectations concerning dividend payments and share buy-backs;
• statements concerning the company's corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
• statements regarding tax liabilities and related audits, reviews and proceedings;
• statements as to the possible consequences of proceedings brought against the Company and certain of its former directors and officers by the Australian
Securities and Investments Commission (ASIC);
• statements regarding the possible consequences, value, impact or effect of the Settlement Deed resolving the legal proceedings brought by the New Zealand
Ministry of Education against two of the company's New Zealand subsidiaries;
• expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven
Australian asbestos-related personal injury and death claims;
• expectations concerning indemnification obligations;
• expectations concerning the adequacy of the company's warranty provisions and estimates for future warranty-related costs;
• statements regarding the company's ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
• statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

DISCLAIMER (CONTINUED)
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,”
“objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the company's current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company's control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in
Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 27 June 2013, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company's financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects;
exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company's products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company's corporate domicile from The Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company's customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company's key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company's reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced the company's forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company's current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

•
Business Overview
•
USA & Europe Fibre Cement
•
Asia Pacific Fibre Cement
•
Capital Management and Dividends
•
Group Outlook and Summary
•
Appendix
4
AGENDA
In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on slide 29. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability”, “EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability”, “Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments”, “Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments”, “Operating profit before income taxes excluding asbestos, asset impairments and New Zealand product liability”, “Effective tax rate on earnings excluding asbestos, asset impairments, New Zealand product liability and tax adjustments”, “Adjusted EBITDA”, “General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs” and “Selling, general and administrative expenses excluding New Zealand product liability”). Unless otherwise stated, results and comparisons are of the 3  quarter and nine months of the current fiscal year versus the 3  quarter and nine months of the prior fiscal year.
rd rd

Annual net sales US$1.5b
Total assets US$1.9b
Net cash US$185m
Operations in North America, Asia Pacific and Europe
2,700 employees
Market cap US$6+b
S&P/ASX 100 company
NYSE ADR listing
Note: Market capitalization as at 7 March 2014. Total assets and net cash are as at 31 December 2013. Annual net sales equal YTD as at 31 December
2013 net sales annualised. Total assets exclude asbestos compensation
JHX: A GROWTH FOCUSED COMPANY

1 Comparisons are of the 3  quarter and nine months of the current fiscal year versus the 3  quarter and nine months of the prior fiscal year
Q3
FY2014
Q3
FY2013
%
Change
9 Months
FY2014
9 Months
FY2013
%
Change
43.7 26.7 64 152.0 109.4 39
Net Operating Profit
92.2 31.5 286.3 115.0
GROUP OVERVIEW
1
6
rd rd
Net operating profit excluding
asbestos, asset impairments, ASIC
expenses, New Zealand product
liability and tax adjustments
US Millions

James Hardie

TACOMA
RENO
MISSION VIEJO
FONTANA
WAXAHACHIE
CLEBURNE
CHICAGO
PERU
BLANDON
PULASKI
SUMMERVILLE
PLANT CITY

HONG KONG
MANILA
BRISBANE
PERTH
ADELAIDE
SYDNEY
MELBOURNE
AUCKLAND
CHRISTCHURCH

James Hardie Manufacturing Operations - production suspended[2]

James Hardie Sales Office

James Hardie Manufacturing Operations

•
USA and Europe Fibre Cement
Products
•
Siding
•
Soffit
•
Fascia
•
Trim
•
Backerboard
•
Asia Pacific Fibre Cement Products
•
Residential siding
•
Commercial exteriors
•
Flooring
•
Ceilings and internal walls
JHX: A WORLD LEADER IN FIBRE CEMENT

20%
Volume
74% 71%
29%
EBIT*
USA  and Europe Fibre Cement
Asia Pacific Fibre Cement
1 All numbers are for the 3  quarter ended 31 December 2013
*EBIT – Excludes Research and Development, asset impairments, asbestos-related items, New Zealand product liability expenses and general corporate costs
Net Sales
GLOBAL BUSINESS PORTFOLIO
8
80%
26%
1
rd

Fibre cement is more durable than wood and engineered wood, looks and performs better than vinyl, and is more cost effective and quicker to build with than brick
Fibre Cement
Vinyl
Engineered Wood
Fire resistant
Hail resistant
Resists warping
Resists buckling
Colour lasts longer
Dimensional stability
Can be repainted
?
?
?
?
?
?
?
?
?
?
?
?
?
?
FIBRE CEMENT:
SUPERIOR PRODUCT PERFORMANCE

James Hardie

JamesHardie
Siding Products
7th ENGINEERED FOR CLIMATE™ – HardieZone™
6th MODIFIED THICKNESS TECHNOLOGY
5th COLORPLUS® TECHNOLOGY
4th SURFACE ADHESION TECHNOLOGY
3rd SUBSTRATE COMPOSITION
2nd PRIMER ADDED
1st FIBER-CEMENT SUBSTRATE
THE JAMES HARDIE INNOVATION PATH
Product Generations
Generic Fiber-Cement
HZ5
• Engineered for freezing, wet climates
HZ10
• Engineered for climates with a combination of hot, humid or high precipitation conditions

• 7 Generation versus 2 Generation generic fibre cement • The HardieZone™ System represents a logical extension of Hardie technology PRODUCT LEADERSHIP EXAMPLE: HARDIEZONE™ SYSTEM 10 th nd

THE USA BUSINESS: LARGEST FIBRE CEMENT
PRODUCER IN NORTH AMERICA
Flat Sheet
Plants
Capacity
(mmsf)
Plants operating
Cleburne, Texas 500
Additional capacity by mid
calendar year 2015
200
Peru, Illinois 560
Plant City, Florida 300
Additional capacity by mid
calendar year 2015
300
Pulaski, Virginia 600
Reno, Nevada 300
Tacoma, Washington 200
Waxahachie, Texas 360
Plant re-opening early CY14
250
Plant suspended
190
Flat Sheet Total 3,750
Plant locations
Tacoma, WA
Plant City, FL
Waxahachie, TX
Cleburne, TX
Peru, IL
Summerville, SC
Pulaski, VA
•
Reno, NV
•
Fontana, CA
JH Plant Design Capacity
11
1
1
Fontana, California
Summerville, South Carolina
1
Production was suspended at the Summerville plant in
November 2008. The Fontana plant is expected to
recommence production in the 4   quarter of fiscal 2014
th

James Hardie

JH Volume (mmsf), Starts (000s Units)
Revenue (US$M)
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10
'11
'12
'13

Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau

USA FIBRE CEMENT
JH Volume Housing Starts JH Revenue
0
400
600
800
1,000
1,200
1,400
1,600
1,800
2,000
2,200
2,400
2,600
2,800
3,000
200
$0
$100
$200
$300
$400
$500
$600
$700
$800
$900
$1,000
$1,100
$1,200
$1,300
Top Line Growth

Quarterly EBIT and EBIT Margin
EBIT EBIT Margin
1
USA AND EUROPE FIBRE CEMENT
0
5
10
15
20
25
30
35
0
10
20
30
40
50
60
70
80
FY09 FY10 FY11 FY12 FY13 FY14
1 Excludes asset impairment charges of US$14.3 million in 4 th quarter FY12, US$5.8 million in 3 rd quarter FY13 and US$11.1 million in 4 th quarter FY13

Average Net Sales Price (US dollars)
US$651
USA AND EUROPE FIBRE CEMENT
1 Prior period amounts have been restated to conform with current year refined methodology for calculating average net sales price
1
670
630
590
550
FY09 FY10 FY11 FY12 FY13 Q3 YTD FY14

•
Five manufacturing plants in Asia
Pacific
•
Net sales US$370.7m
•
EBIT US$86.0m
•
Higher value differentiated products
Asia Pacific manufacturing facilities
Net Sales and EBIT equal to YTD as at 31 December 2013 annualised. EBIT excludes New Zealand product liability expenses
1
1
1
ASIA PACIFIC FIBRE CEMENT

Ceilings and partitions Philippines Exterior cladding Australia General purpose flooring Australia New Zealand Interior walls ASIA PACIFIC FIBRE CEMENT - EXAMPLES 16

Objectives
•
To optimize JHX capital structure with a view towards a target net debt position in the range of 1-2 times
Adjusted EBITDA
Strategy
•
While reinvesting in R&D and capacity expansion required for growth;
•
Provide consistent dividend payments with the payout ratio of 50-70% of NPAT excluding asbestos;
•
More aggressive approach to share buy back program together with possible use of special dividends
Framework
17
CAPITAL MANAGEMENT FRAMEWORK
•
Manage capital efficiency within a prudent and rigorous financial policy
Ensure sufficient liquidity to support financial obligations and execute strategy
Minimize cost of capital while taking into consideration current and future industry, market and economic risks and conditions
•
Strong cash flow generation expected to continue, and grow
Fund CAPEX and reinvestment in the company
Maintain flexibility to capitalize on market and strategic opportunities
1
1      Adjusted EBITDA is defined as EBITDA excluding asbestos

Dividends

CAPITAL MANAGEMENT AND DIVIDENDS
In February 2014 the company announced a 125 year anniversary special dividend of US28.0 cents per security in recognition of the company's 125 year anniversary
Declared in US currency and will be paid on 30 May 2014 with a record date of 21 March 2014
Effective from and including FY14, dividend payout ratio increased from between 30% and 50% to between 50% and
70% of annual NPAT excluding asbestos adjustments
On 14 November 2013, the company announced an ordinary dividend of US8.0 cents per security, up from US5.0 cents per security in the prior corresponding fiscal year. The dividend was declared in US currency and will be paid on 28 March 2014
An ordinary dividend of US13.0 cents per security and a special dividend of US24.0 cents per security were paid on 26
July 2013 from FY13 earnings. Total dividends paid was US$163.6 million
In May 2013, the company announced a new share buyback program to acquire up to 5% of its issued capital during the following 12 months
As at 28 February 2014, the Company repurchased a total of 1,139,214 shares of its common stock, with an aggregate cost of A$13.6 million (US$12.2 million), at an average market price of A$11.94 (US$10.75)
Share Buybacks

USA and Europe Fibre Cement
•
The US operating environment continues to reflect an increasing number of housing starts
•
The company is continuing with its plan to expand production capacity through new capital investments and re-commissioning of idled facilities in future periods
•
Full year FY14 EBIT margin is expected to be above 20%, absent major adverse external factors
Asia Pacific Fibre Cement
•
In Australia, approvals for detached homes continues to increase, however the repair and remodel market continues to decline. Thus, business is expected to track in line with any growth in the detached housing market, and be impacted by positive/negative movements in the repair and remodel market
•
In New Zealand, the housing market continues to improve, particularly in the Auckland and
Christchurch areas
GROUP OUTLOOK

•
Management notes the range of analysts’ forecasts for net operating profit excluding asbestos for the year ending 31 March 2014 is between US$189 million and US$202 million
•
Management expects full year earnings excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments to be between US$190 million and US$200 million
•
Guidance is dependent on, among other things, housing industry conditions in the US continuing to improve and an average exchange rate of approximately US$0.89/A$1.00 applies for the balance of the year ending 31 March 2014
•
Although US housing activity has been improving for some time, market conditions remain somewhat uncertain and some input costs remain volatile
•
Management is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods
FY2014 GUIDANCE
1 Analysts’ forecasts as of 10 February 2014
1

• We have a strong, well-established, growth-focused, strong cash-generating and high return business
• We have a sustainable competitive advantage
• Our model for strong growth is based on:
Large market opportunity
Superior value proposition
Proprietary and/or protected technology
Ongoing commitment to research and development
Significant organisational advantages
Focused strategy and organisational effort
Scale
• Throughout the low demand environment the company has performed exceptionally well, consistently delivering solid financial returns
• The company is on track to leverage its increased capabilities as the US housing market recovery progresses
SUMMARY

APPENDIX

Industry leadership and profitable growth
•
Aggressively grow demand for our
products in targeted market
segments
•
Grow our overall market position
while defending our share in existing
market segments
•
Introduce differentiated products to
deliver a sustainable competitive
advantage

GLOBAL STRATEGY

James Hardie

U.S. Housing Starts
Calendar Quarters

(Thousands of Starts)
800
600
400
200
0
-200
-400
-600
-800
-1000
-1200
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
Q1'05 Q2'05 Q3'05 Q4'05 Q1'06 Q2'06 Q3'06 Q4'06 Q1'07 Q2'07 Q3'07 Q4'07 Q1'08 Q2'08 Q3'08 Q4'08 Q1'09 Q2'09 Q3'09 Q4'09 Q1'10 Q2'10 Q3'10 Q4'10 Q1'11 Q2'11 Q3'11 Q4'11 Q1'12 Q2'12 Q3'12 Q4'12 Q1'13 Q2'13 Q3'13 Q4'13
Housing starts
%Growth (same QtrPY)

24 TOTAL US HOUSING STARTS

9 Months
FY2014
9 Months
FY2013
9 Months
FY2012
EPS (Diluted)
1
34c 25c 25c
EBIT/Sales (EBIT Margin)
2
17.5% 14.5% 16.5%
US & Europe EBIT/Sales (EBIT Margin)
3
21.4% 17.5% 15.3%
Gearing Ratio
1
(13.4)% (13.9)% (2.0)%
Net Interest Expense Cover
2
63.0x 43.6x 25.9x
Net Interest Paid Cover
2
65.1x 110.8x 25.1x
Net Debt Payback - - -
Excludes asbestos adjustments, asset impairments, AICF SG&A expenses, AICF interest income, ASIC expenses, New Zealand product liability and tax adjustments
Excludes asbestos adjustments, asset impairments, AICF SG&A expenses, ASIC expenses, New Zealand product liability
Excludes asset impairments charges of US$5.8 million in the nine months of the prior fiscal year
25
KEY RATIOS
1
2
3

FY09 FY10 FY11 FY12 FY13
Net Sales
US$m
929 828 814 862 951
Sales Volume
mmsf
1,527 1,304 1,248 1,332 1,489
Average Price
US$ per msf
608 632 648 642 627
EBIT US$m 199 209 160 163 163
EBIT Margin % 21 25 20 19 17
26
1
1
2 During the second quarter of FY14, the company refined its methodology for calculating average net sales price in both the USA and Europe and Asia Pacific Fibre
Cement segments to exclude ancillary products that have no impact on fibre cement sales volume, which is measured and reported in million square feet (“mmsf”). As the revenue contribution of these ancillary products has been increasing, the company believes the refined methodology provides an improved disclosure of average net sales price, in line with the company’s primary fibre cement business, which is a key segment performance indicator. The company has restated average net sales price in the prior periods to conform with the current quarter and half year calculation of average net sales price.
USA AND EUROPE FIBRE CEMENT
5 YEAR RESULTS OVERVIEW
2
1
Excludes asset impairment charges of US$14.3 million and US$16.9 million in FY12 and FY13, respectively

1 Excludes New Zealand product liability expenses of US$5.4 million and US$13.2 million in FY12 and FY13, respectively
2 During the second quarter of FY14, the company refined its methodology for calculating average net sales price in both the USA and Europe and Asia Pacific Fibre
Cement segments to exclude ancillary products that have no impact on fibre cement sales volume, which is measured and reported in million square feet (“mmsf”). As the revenue contribution of these ancillary products has been increasing, the company believes the refined methodology provides an improved disclosure of average net sales price, in line with the company’s primary fibre cement business, which is a key segment performance indicator. The company has restated average net sales price in the prior periods to conform with the current quarter and half year calculation of average net sales price.
FY09 FY10 FY11 FY12 FY13
Net Sales
US$m
273 297 353 376 370
Sales Volume
mmsf
391 390 408 392 394
Average Price
US$ per msf
871 886 906 906 901
EBIT US$m 47 59 79 86 75
EBIT Margin % 17 20 23 23 20
27
1
1
ASIA PACIFIC FIBRE CEMENT
5 YEAR RESULTS OVERVIEW
2

1 Excludes asset impairments charges of US$5.8 million in the 3  quarter and nine months of the prior fiscal year.
2   Asia Pacific Fibre Cement EBIT excludes New Zealand product benefit of US$4.2 million and expense US$7.5 million in Q3 ‘14 and Q3 ‘13, respectively and US$0.7 million and US$13.2 million in nine months FY14 and nine months FY13, respectively
FINANCIAL SUMMARY
rd
US$ Millions % Change % Change
Net Sales
USA and Europe Fibre Cement 262.6 $      224.5 $    17 839.4 $   714.6 $    17
Asia Pacific Fibre Cement 90.6 95.9 (6) 278.0 279.9 (1)
Total Net Sales 353.2 $      320.4 $    10 1,117.4 $ 994.5 $    12
EBIT - US$ Millions
USA and Europe Fibre Cement 53.1 $       30.4 $      75 179.8 $   124.7 $    44
Asia Pacific Fibre Cement 21.3 19.2 11 64.5 58.2 11
Research & Development (6.4) (6.8) 6 (18.0) (19.1) 6
General corporate costs excluding
asbestos and ASIC expenses (12.8) (8.1) (58) (30.9) (19.8) (56)
Total EBIT excluding asbestos, asset
imparments, ASIC expenses and
New Zealand product liability  55.2 $       34.7 $      59 195.4 $   144.0 $    36
Net interest expense excluding AICF
interest income (1.0) (1.3) 23 (3.1) (3.3) 6
Other income 1.2 0.5 1.4 1.2 17
Income tax expense excluding tax
adjustments (11.7) (7.2) (63) (41.7) (32.5) (28)
Net operating profit excluding
asbestos, asset impairments, ASIC
expenses, New Zealand product
liability and tax adjustments 43.7 $       26.7 $      64 152.0 $   109.4 $    39
Q3 '14 Q3 '13
9 Months
FY 2014
9 Months
FY 2013
2
1

This Management Presentation forms part of a package of information about the company's results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and
Condensed Consolidated Financial Statements
Definitions
Non-financial Terms
ABS – Australian Bureau of Statistics
AFFA – Amended and Restated Final Funding Agreement
AICF – Asbestos Injuries Compensation Fund Ltd
ASIC – Australian Securities and Investments Commission
ATO – Australian Taxation Office
NBSK – Northern Bleached Soft Kraft; the company's benchmark grade of pulp
Legacy New Zealand product liability benefit (expenses) (“New Zealand product liability”) – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors

ENDNOTES

Financial Measures – US GAAP equivalents
This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its consolidated financial statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s
Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in the company's condensed consolidated financial statements:
30
ENDNOTES (CONTINUED)
Management's Analysis of Results and Consolidated Statements of Operations
Media Release and Other Comprehensive Income (Loss)
(US GAAP)
Net sales Net sales
Cost of goods sold Cost of goods sold
Gross profit Gross profit
Selling, general and administrative expenses Selling, general and administrative expenses
Research and development expenses Research and development expenses
Asbestos adjustments Asbestos adjustments
EBIT*
Operating income (loss)
Net interest income (expense)* Sum of interest expense and interest income
Other income (expense) Other income (expense)
Operating profit (loss) before income taxes* Income (loss) before income taxes
Income tax (expense) benefit Income tax (expense) benefit
Net operating  profit (loss)* Net income (loss)
*- Represents non-U.S. GAAP descriptions used by Australian companies.

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales
Sales Volumes
mmsf
–
million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf
–
thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness
Financial Ratios
Gearing ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity
Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees)
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised
Net debt payback – Net debt (cash) divided by cash flow from operations
Net debt (cash) – Short-term and long-term debt less cash and cash equivalents
Return on capital employed – EBIT divided by gross capital employed

ENDNOTES (CONTINUED)

NON-US GAAP FINANCIAL MEASURES
Q3 Q3 9 Months 9 Months
US$ Millions FY 2014 FY 2013 FY 2014 FY 2013
EBIT $ 94.8 $ 32.5 $ 319.5 $ 137.8
Asbestos:
Asbestos adjustments (35.8) (11.7) (126.2) (14.5)
AICF SG&A expenses 0.4 0.5 1.4 1.2
Asset impairments - 5.8 - 5.8
ASIC expenses - 0.1 - 0.5
New Zealand product liability (benefit) expenses (4.2) 7.5 0.7 13.2
EBIT excluding asbestos, asset impairments, ASIC
expenses and New Zealand product liability  55.2 34.7 195.4 144.0
Net sales $ 353.2 $ 320.4 $ 1,117.4 $ 994.5
EBIT margin excluding asbestos, asset
impairments, ASIC expenses and New Zealand
product liability  15.6% 10.8% 17.5% 14.5%
EBIT and EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability – EBIT and EBIT margin excluding asbestos, asset impairments, ASIC expenses and New Zealand product liability are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin.
Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes

Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments – Net operating profit excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net operating profit. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes
33
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q3 Q3 9 Months 9 Months
US$ Millions FY 2014 FY 2013 FY 2014 FY 2013
Net operating profit $ 92.2 $ 31.5 $ 286.3 $ 115.0
Asbestos:
Asbestos adjustments (35.8) (11.7) (126.2) (14.5)
AICF SG&A expenses 0.4 0.5 1.4 1.2
AICF interest income (0.6) (3.4) (2.4) (5.6)
Asset impairments - 5.8 - 5.8
ASIC expenses - 0.1 - 0.5
New Zealand product liability (benefit) expenses (4.2) 7.5 0.7 13.2
Asbestos and other tax adjustments (8.3) (3.6) (7.8) (6.2)
Net operating profit excluding asbestos, asset
impairments, ASIC expenses, New Zealand
product liability and tax adjustments $ 43.7 $ 26.7 $ 152.0 $ 109.4

Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments – Diluted earnings per share excluding asbestos, asset impairments, ASIC expenses, New Zealand product liability and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes
34
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q3 Q3 9 Months 9 Months
US$ Millions FY 2014 FY 2013 FY 2014 FY 2013
Net operating profit excluding asbestos, asset
impairments, ASIC expenses, New Zealand
product liability and  tax adjustments $ 43.7 $ 26.7 $ 152.0 $ 109.4
Weighted average common shares outstanding -
Diluted (millions)
445.2 440.3 444.2 439.0
Diluted earnings per share excluding asbestos,
asset impairments, ASIC expenses, New
Zealand product liability and tax adjustments
(US cents)
10 6 34 25

Effective tax rate excluding asbestos, asset impairments, New Zealand product liability and tax adjustments – Effective tax rate on earnings excluding asbestos, asset impairments, New Zealand product liability and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes
35
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q3 Q3 9 Months 9 Months
US$ Millions FY 2014 FY 2013 FY 2014 FY 2013
Operating profit before income taxes $ 95.6 $ 35.1 $ 320.2 $ 141.3
Asbestos:
Asbestos adjustments (35.8) (11.7) (126.2) (14.5)
AICF SG&A expenses 0.4 0.5 1.4 1.2
AICF interest income (0.6) (3.4) (2.4) (5.6)
Asset impairments - 5.8 - 5.8
New Zealand product liability (benefit) expenses (4.2) 7.5 0.7 13.2
Operating profit before income taxes excluding asbestos, asset impairments and New Zealand product liability  $ 55.4 $ 33.8 $ 193.7 $ 141.4
Income tax expense (3.4) (3.6) (33.9) (26.3)
Asbestos-related and other tax adjustments (8.3) (3.6) (7.8) (6.2)
Income tax expense excluding tax adjustments (11.7) (7.2) (41.7) (32.5)
Effective tax rate   3.6% 10.3% 10.6% 18.6%
Effective tax rate excluding asbestos, asset impairments,
New Zealand product liability, and tax adjustments 21.1% 21.3% 21.5% 23.0%

Adjusted EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. Management has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements
36
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q3 Q3 9 Months 9 Months
US$ Millions FY 2014 FY 2013 FY 2014 FY 2013
EBIT $ 94.8 $ 32.5 $ 319.5 $ 137.8
Depreciation and amortisation 15.6 17.3 46.2 48.0
Adjusted EBITDA $ 110.4 $ 49.8 $ 365.7 $ 185.8

NON-US GAAP FINANCIAL MEASURES (CONTINUED)
General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs – General corporate costs excluding ASIC expenses, intercompany foreign exchange gain and recovery of RCI legal costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes
Q3 Q3 9 Months 9 Months
US$ Millions FY 2013 FY 2013
General corporate costs $ 12.8 $ 8.2 $ 30.9 $ 20.3
Excluding:
ASIC expenses - (0.1) - (0.5)
Intercompany foreign exchange gain - - - 5.5
Recovery of RCI legal costs - - - 2.7
General corporate costs excluding ASIC
expenses, intercompany foreign exchange
gain and recovery of RCI legal costs $ 12.8 $ 8.1 $ 30.9 $ 28.0
FY 2014 FY 2014

Selling, general and administrative expenses excluding New Zealand product liability – Selling, general and administrative expenses excluding New Zealand product liability is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than selling, general and administrative expenses. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes
38
NON-US GAAP FINANCIAL MEASURES (CONTINUED)
Q3 Q3 9 Months 9 Months
US$ Millions FY 2013 FY 2013
Selling, general and administrative expenses $ 53.8 $ 59.7 $ 162.5 $ 160.6
Excluding:
New Zealand product liability benefit (expenses) 4.2 (7.5) (0.7) (13.2)
Selling, general and administrative expenses
excluding New Zealand product liability  $ 58.0 $ 52.2 $ 161.8 $ 147.4
Net Sales $ 353.2 $ 320.4 $ 1,117.4 $ 994.5
Selling, general and administrative expenses as a
percentage of net sales 15.2% 18.6% 14.5% 16.1%
Selling, general and administrative expenses
excluding New Zealand product liability as a
percentage of net sales 16.4% 16.3% 14.5% 14.8%
FY 2014 FY 2014

INVESTOR PRESENTATION March 2014